EXCEL MARITIME CARRIERS LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Page
                                                                       ------
   Report of Ernst & Young, Independent Registered Public               F-2
   Accounting Firm

   Consolidated Balance Sheets as of December 31, 2003 and 2004         F-3

   Consolidated Statements of Income for the years ended
   December 31, 2002, 2003 and 2004                                     F-4


   Consolidated Statements of Stockholders' Equity for the years
   ended December 31, 2002, 2003 and 2004                               F-5

   Consolidated Statements of Cash Flows for the years ended
   December 31, 2002, 2003 and 2004                                     F-6

   Notes to Consolidated Financial Statements                           F-7

   Schedule I - Condensed Financial Information for
   Excel Maritime Carriers Ltd.                                         F-25

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Excel Maritime Carriers Ltd.

We have audited the accompanying consolidated balance sheets of Excel Maritime Carriers Ltd. (the "Company"), as of December 31, 2003 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the condensed financial information listed in the Index as Schedule I. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Excel Maritime Carriers Ltd. at December 31, 2003 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 4, 2005

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except for share and per share data)

ASSETS                                                2003      2004
------                                               ------  -------

CURRENT ASSETS:
   Cash and cash equivalents                          3,958   64,903
   Restricted cash                                        -    2,493
   Accounts receivable trade, net                       678    2,302
   Accounts receivable other                            236      158
   Inventories (Note 4)                                 512      558
   Prepayments and advances (Note 5)                    141      962

                                                     ------  -------
         Total current assets                         5,525   71,376
                                                     ------  -------

FIXED ASSETS:

   Advances for vessel acquisition (Notes 5 and 18)       -   26,220
   Vessels, net (Notes 6 and 8)                      15,595   14,615
                                                     ------  -------

         Total fixed assets                          15,595   40,835
                                                     ------  -------

OTHER NON-CURRENT ASSETS:
   Goodwill (Note 1)                                    400      400
   Deferred charges, net (Note 7)                     1,649    1,686
   Restricted cash                                      914        -

                                                     ------  -------
         Total assets                                24,083  114,297
                                                     ======  =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt (Note 8)         2,300    7,870
   Accounts payable                                     934    1,262
   Accrued liabilities (Note 9)                         887    1,600
                                                     ------  -------

         Total current liabilities                    4,121   10,732
                                                     ------  -------

LONG-TERM DEBT, net of current portion (Note 8)       5,870    5,750
                                                     ------  -------

COMMITMENTS AND CONTINGENCIES (Note 10)                   -        -
                                                     ------  -------

STOCKHOLDERS' EQUITY:
   Preferred stock, $0.01 par value: 5,000,000
   shares authorized, none issued                         -        -
   Common  stock,  $0.01 par value; 49,000,000
   Class A shares and 1,000,000 Class B shares
   authorized; 11,496,153 Class A shares and
   114,946 Class B shares issued and outstanding
   at December 31, 2003; 13,696,153 Class A shares
   and 114,946 Class B shares issued and
   outstanding at December 31, 2004 (Note 11)           116      138
   Additional paid-in capital                        12,087   63,738
   Retained earnings                                  2,078   34,128
                                                      ------ -------

                                                     14,281   98,004
   Less: Treasury stock, 78,650 Class A shares
         and 588 Class B shares at December 31,
         2003 and 2004 (Note 11)                       (189)    (189)
                                                     ------  -------

         Total stockholders' equity                  14,092   97,815

                                                     ------  -------
         Total liabilities and stockholders' equity  24,083  114,297
                                                     ======  =======

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except for share and per share data)
                                                     2002           2003         2004
                                                     ----           ----         ----
REVENUES:
   Voyage revenues                                    15,602        26,094        51,966
   Revenue from managing vessels (Note 1)                385           527           637
                                                   ----------    ----------     ---------
                                                      15,987        26,621        52,603
                                                   ----------    ----------     ---------
EXPENSES:
   Voyage expenses (Note 13)                           7,009         7,312         8,100
   Vessel operating expenses (Note 13)                 5,354         6,529         7,518
   Vessel depreciation (Note 6)                          618           993           980
   Amortization of deferred dry-docking costs
   (Note 7)                                              462           555           733
   Gain on sale of vessels (Note 6)                     (569)            -             -
   Management fees charged by a related party
   (Note 3)                                              225           260           270
   General and administrative expenses                 1,250         1,714         2,828
                                                   ----------    ----------     ---------
   Operating income                                    1,638         9,258        32,174
                                                   ----------    ----------     ---------

OTHER INCOME (EXPENSES):
   Interest and finance costs (Note 15)                 (728)        (473)         (363)
   Interest income                                        59           12           302
   Foreign currency losses                               (44)         (58)          (39)
   Gain on sale of subsidiary                            108            -             -
   Other, net                                             56          (94)          (24)
                                                   ----------    ----------     ---------
   Total other income (expenses), net                   (549)        (613)         (124)
                                                   ----------    ----------     ---------
 Net Income                                            1,089         8,645        32,050
                                                   ==========    ==========   ===========

Earnings per common share, basic
(Note 16)                                             $ 0.09        $ 0.75        $ 2.75
                                                  ===========   ===========   ===========
Earnings per common share, diluted
(Note 16)                                             $ 0.09        $ 0.75        $ 2.75
                                                  ===========   ===========   ===========
Weighted average number of commons shares,
basic (Note 16)                                   11,550,984    11,532,725    11,640,058
                                                  ===========   ===========   ===========
Weighted average number of common shares,         11,550,984    11,532,725    11,640,058
diluted (Note 16)                                 ==========    ===========   ===========

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars - except for share and per share data)
                                                Common Stock
                                            -------------------
                                                                                     Accumulated
                              Comprehensive                   Additional             Other                                Total
                               Income       # of      Par     Paid-in       Retained Comprehensive          Treasury   Stockholders'
                               (Loss)      Shares    Value    Capital       Earings  Income (Loss)  Total    Stock       Equity
                               ------      ------    -----    -------       -------  -------------  -----    -----       ------
BALANCE, December 31, 2001               11,611,099  $   116  $   12,086  $ 18,542    $   (1,502)  $ 29,242    (186)    $  29,056
 - Net income                $  1,089             -        -           -     1,089             -     1,089         -        1,089
 - Cumulative translation
   adjustments relating to
   subsidiary disposed of      (1,502)                                      (1,502)        1,502         -         -            -
 - Dividends paid ($2.15 per
   share)                           -             -        -           -   (24,696)            -   (24,696)        -      (24,696)
 - Issuance of treasury stock       -             -        -           1         -             -         1       (1)            -
 Comprehensive income        $  (413)
                             ========

                                         ----------   ------   ---------   -------   -----------   -------  --------  -----------
BALANCE, December 31, 2002               11,611,099  $   116  $   12,087  $  (6,567)  $        -   $ 5,636     (187)    $   5,449

 - Net income                   8,645             -        -           -     8,645             -     8,645         -        8,645
 - Sale of treasury stock           -             -        -           -         -             -         -       (2)           (2)
                            ---------
 Comprehensive income        $  8,645
                            =========

                                         ----------   ------   ---------   -------   -----------   -------  --------    ---------
BALANCE, December 31, 2003               11,611,099  $   116  $   12,087  $  2,078    $        -   $14,281     (189)    $  14,092

 - Net income                  32,050             -        -           -    32,050             -    32,050         -       32,050
 - Issuance of common stock
   (Note 11)                        -     2,200,000       22      54,978         -             -    55,000         -       55,000
 - Expenses relating to
   the issuance of
   common stock                     -             -        -      (3,549)        -             -    (3,549)        -       (3,549)
 -Stock-based compensation
  expense                                                            222                               222                    222
                            ---------
 Comprehensive income        $ 32,050
                            =========

                                         ----------  -------    --------   -------    ---------- --------- ---------    ---------
BALANCE, December 31, 2004               13,811,099  $   138   $  63,738  $ 34,128    $        -  $ 98,004     (189)    $  97,815
                                         ==========  =======   =========  ========   ===========  ========  ========    =========

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Expressed in thousands of U.S. Dollars)

                                                    2002      2003       2004
                                                  ---------  --------  ---------
Cash Flows from (used in) Operating Activities:
   Net income                                        1,089      8,645    32,050
   Adjustments to reconcile net income to
   net cash  provided  by  operating
   activities:
     Vessel depreciation                               618        993       980
     Amortization of deferred charges                  696        594       772
     Gain on sale of vessels                          (569)         -         -
   Stock-based compensation expense                      -          -       222
   (Increase) Decrease in:
     Accounts receivable                                57       (361)   (1,546)
     Inventories                                      (266)        60       (46)
     Prepayments and other                              25        (58)     (821)
   Increase (Decrease) in:
     Accounts payable                               (1,305)      (486)      328
     Accrued liabilities                               (78)       451       638
     Unearned revenue                                  (30)         -         -
   Payments for dry-docking                           (497)      (951)     (544)

                                                 ---------   --------  --------
Net Cash from (used in) Operating Activities          (260)     8,887    32,033
                                                  .........  ........  .........

Cash Flows used in Investing Activities:
     Advances for vessel acquisition                     -          -   (26,220)
     Vessel acquisitions                            (5,934)         -         -
     Proceeds from sale of vessels                   1,096          -         -
     Proceeds from sale of subsidiary               21,200          -         -
     Disposal of subsidiary, net of cash
     disposed of                                    (4,666)         -         -
     Loan to related party                             300          -         -

                                                 ---------   --------  --------
Net Cash from (used in) Investing Activities        11,996          -   (26,220)
                                                  .........  ........  ........

Cash Flows from (used in) Financing Activities:
     Proceeds from long-term debt                   18,289          -     7,750
     Payments of long-term debt                    (14,313)    (5,960)   (2,300)
     Issuance of common stock                            -          -    51,451
     Treasury stock                                     79         (2)        -
     Increase in restricted cash                         -       (914)   (1,579)
     Dividends paid                                (24,696)         -         -
     Payment of financing costs                       (130)        (2)     (190)

                                                 ---------   --------   -------
Net Cash from (used in) Financing Activities       (20,771)    (6,878)   55,132
                                                 .........   ........  ........
Net increase (decrease) in cash and cash            (9,035)     2,009    60,945
equivalents
Cash and cash equivalents at beginning of year      10,984      1,949     3,958
                                                 ---------   --------  --------
Cash and cash equivalents at end of year             1,949      3,958    64,903
                                                 =========   ========  ========

SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid during the year for:
     Interest payments                                 383        480       242
                                                 =========   ========  ========

The accompanying notes are an integral part of these consolidated statements.

EXCEL MARITIME CARRIERS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2004

(Expressed in thousands of U.S. Dollars - except for share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information:

     The accompanying consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly-owned subsidiaries (collectively, the "Company"). The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels. Excel Maritime Carriers was formed in 1988, under the laws of the Republic of Liberia and is the sole owner, directly or indirectly, of the following, subsidiaries:

     (a) Maryville Maritime Inc. ("Maryville"), a ship management company incorporated in the Republic of Liberia in August 1983.

     (b) Point Holdings Ltd. ("Point"), a holding company incorporated in the Republic of Liberia in February 1998.

     (c) Belcam Shipping Co. Ltd. ("Belcam"), incorporated in the Republic of Cyprus in July 1998, owner of the 146,313 DWT, 1983 built, dry bulk carrier vessel Fighting Lady.

     (d) Tortola Shipping Co. Ltd. ("Tortola"), incorporated in the Republic of Cyprus in July 1998, owner of the 27,422 DWT, 1975 built, dry bulk carrier vessel Lucky Lady.

     (e) Storler Shipping Co. Ltd. ("Storler"), incorporated in the Republic of Cyprus in August 1998, owner of the 35,982 DWT, 1975 built, dry bulk carrier vessel Petalis (Note 6).

     (f) Madlex Shipping Co. Ltd. ("Madlex"), incorporated in the Republic of Cyprus in January 1999, owner of the 107,140 DWT, 1979 built, dry bulk carrier vessel Almar I.

     (g) Centel Shipping Co. Ltd.("Centel"), incorporated in the Republic of Cyprus in May 2002, owner of the 41,090 DWT, 1985 built, dry bulk carrier vessel Lady.

     (h) Snapper Marine Ltd.("Snapper"), incorporated in the Republic of Liberia in June 2004, owner of the 42,552 DWT, 1987 built, dry bulk carrier vessel Marybelle (Note 5).

     (i) Pisces Shipholding Ltd. ("Pisces"), incorporated in the Republic of Liberia in June 2004, owner of the 39,697 DWT, 1984 built, dry bulk carrier vessel Goldmar (Note 5).

     (j) Liegh Jane Navigation S.A. ("Liegh"), incorporated in the Republic of Liberia in July 2004, owner of the 37,687 DWT, 1984 built, dry bulk carrier vessel Swift (Notes 5 and 18).

     (k) Teagan Shipholding S.A. ("Teagan"), incorporated in the Republic of Liberia in November 2004, owner of the 69,111 DWT, 1994 built, dry bulk carrier vessel First Endeavour (Notes 5 and 18).

     (l) Fianna Navigation S.A. ("Fianna"), incorporated in the Republic of Liberia in November 2004, owner of the 74,577 DWT, 1998 built, dry bulk carrier vessel Isminaki (Notes 5 and 18).

     (m) Ingram Limited ("Ingram"), incorporated in the Republic of Liberia in November 2004 (Note 18).

     (n) Whitelaw Enterprises Co. ("Whitelaw"), incorporated in the Republic of Liberia in November 2004 (Note 18).

     (o) Castalia Services Ltd. ("Castalia"), incorporated in the Republic of Liberia in November 2004 (Note 18).

     The  operations of the vessels are managed by Excel  Management  Ltd. (Note
     3), an affiliated Liberian corporation formed on January 13, 1998, which provides the Company vessels with a wide range of shipping services, such as technical support and maintenance, supervision of new buildings, insurance consulting, chartering, financial and accounting services all provided at a fixed monthly fee per vessel. Certain of the services provided by Excel Management are subcontracted to Maryville, the shares of which were acquired by the Company on March 31, 2001. The Company accounted for the acquisition under the purchase method of accounting. The consideration totaled $630, of which $230 was allocated to the fair value of the tangible net assets at the date of acquisition. The $400 of remaining consideration was allocated to goodwill arising on the acquisition and is reflected separately in the accompanying consolidated balance sheets.

     In addition, Maryville provides shipping services to non-Company vessels at a fixed monthly fee per vessel. Such fees for 2002, 2003 and 2004 totaled $385, $527 and $637, respectively and are separately reflected in the accompanying consolidated statements of income. The fees charged by Maryville for the management of the Company's fleet (under a subcontract with Excel Management Ltd. - Note 3), are eliminated for consolidation purposes in the accompanying consolidated statements of income.

     During 2002, 2003 and 2004, ten charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

      Charterer                                     2002    2003      2004
     ----------                                     ----    ----      ----
     Coeclerici Transport Ltd.                       12%     -         -
     ADM Shipping Co.                                12%     -         -
     Alfred C. Toepfer                               12%     -         -
     Malissa SCTT                                     -     25%       15%
     Swissmarine-Geneva                               -     11%        -
     Oldendorff Carriers GMBH                         -     11%        -
     Noble Shipping Inc.-Hong Kong                    -     10%        -
     Transfield Er Capeltd BV                         -      -        12%
     NCS North China Shipping Co Ltd BVI              -      -        10%
     Coscobulk of Tianjin P.R.C                       -      -         7%

2.   Significant Accounting Policies:

     (a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and include the accounts of Excel Maritime Carriers Ltd. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated in consolidation.

     (b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (US
          GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity.

     (d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

     (e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents. Restricted cash concerns minimum cash deposits required to be maintained with a bank for loan compliance purposes and deposits with certain banks that can only be used for the purposes of loan repayment.

     (f) Accounts Receivable - Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2003 and 2004 totaled to $0 and $25, respectively.

     (g) Insurance Claims: Insurance claims are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

     (h) Inventories: Inventories consist mainly of bunkers and lubricants and are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method.

     (i) Vessels' Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition
          (initial repairs, improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the useful life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise these amounts are charged to expense as incurred.

     (j) Impairment of Long-Lived Assets: The Company applies SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review for impairment of each vessel's carrying amount as of December 31, 2002, 2003 and 2004, did not result in an indication of an impairment loss.

     (k) Vessels' Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 28 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

     (l) Accounting for Dry-docking and Special Survey Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

     (m) Financing Costs: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

     (n) Accounting for P&I Back Calls: The vessels' Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls, and are accounted for on the accrual basis.

     (o) Pension and Retirement Benefit Obligations - Crew: The ship-owning companies included in the consolidation employ vessel crew, under short-term contracts (usually up to nine months) and, accordingly, the Company is not liable for any pension or post retirement benefits.

     (p) Staff Leaving Indemnities - Administrative Personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause, are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2003 and 2004 amounted to approximately $183 and $237, respectively.

     (q) Accounting for Revenue and Expenses: Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred. Vessel operating expenses are accounted for on the accrual basis. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year.

     (r) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

     (s) Earnings per Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

     (t) Segmental Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, review operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

     (u) Goodwill: Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. The Company does not amortize goodwill and instead tests it for impairment at least annually. The goodwill impairment test is a two-step process that requires goodwill to be allocated to reporting units. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit, including goodwill. If the fair value of the reporting unit is less than the carrying value of the reporting unit, goodwill impairment may exist, and the second step of the test is performed. In the second step, the implied fair value of the goodwill is compared to the carrying value of the goodwill and an impairment loss is recognized to the extent that the carrying value of the goodwill exceeds its implied fair value. The Company's annual goodwill impairment did not identify any impairment in 2004, 2003 or 2002.

     (v) Accounting for Stock-Based Compensation: In October 2004, the Company's Board of Directors approved a Stock Option Plan providing for granting of stock options to the Company's Chief Executive Officer. Prior to October 2004, the Company had not issued stock-based compensation to its employees. The Company accounts for employee stock-based compensation in accordance with the provisions of SFAS No. 123 using the fair value method wherein the fair value of such awards are determined on the grant date and recognized as compensation expense in the consolidated statements of income over the vesting period of the options.

     (w)  Recent Accounting Pronouncements:

          FASB Interpretation No. 46R: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest's entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R in 2004 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

          FASB Statement No. 123 (revised 2004): On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

          Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on July 1, 2005. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

          o A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

          o A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

          The   Company   plans   to   adopt   Statement    123(R)   using   the
          modified-prospective method.

          The Company currently applies the fair-value-based method of accounting for share-based payments in accordance with Statement 123. Currently, the company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on July 1, 2005. The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations, financial position or cash flows.

     (x) Reclassifications of Prior Year Balances: Certain minor reclassifications have been made to the 2002 and 2003 consolidated financial statements to conform to the presentation in the 2004 consolidated financial statements. An amount of $300, concerning minimum cash deposits required to be maintained with a bank for loan compliance purposes, which is now included in restricted cash at December 31, 2003, was previously classified in cash and cash equivalents.

3.   Transactions With Related Parties:

     (a) Excel Management Ltd.: The operations of the vessels (Note 1) are managed by Excel Management Ltd., a corporation which is controlled by the Company's Chairman of the Board, Mr. Gabriel Panayiotides. Certain of the services provided by Excel Management Ltd. are subcontracted to Maryville. The management agreement with Excel Management Ltd. expires on April 30, 2008 and provides for an annual increase of 5% in management fees. Such agreement was terminated on March 2, 2005, effective January 1, 2005 (Note 18). The fees charged by Excel Management Ltd. in 2002, 2003 and 2004 totaled $225, $260 and $270, respectively and are separately reflected in the accompanying consolidated statements of income. The balance with Excel Management Ltd., as of December 31, 2003 and 2004 was $0 and $0, respectively.

     (b) Board of Directors Fees: During 2002, 2003 and 2004, the Company paid Board of Directors' fees of $39, $116 and $105, respectively. Such fees are included in General and Administrative expenses in the accompanying consolidated statements of income.

4.   Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                   2003      2004
                                                --------  --------
    Bunkers                                         317       346
    Lubricants                                      169       177
    Victuals                                         26        35
                                                --------  --------
             Total                                  512       558
                                                ========  ========

5.   Advances for Vessel Acquisitions and Other Vessel Costs:

     The amount shown in the accompanying 2004 consolidated balance sheet represents advance payments to sellers of vessels and other predelivery expenses ($103) in accordance with the accounting policy discussed in Note 2(i), as analyzed below:

      Vessel                Amount
      ------                ------
       Swift                  1,811
       Goldmar               11,958
       Isminaki               5,974
       First Endeavour        4,699
       Marybelle              1,778
                           ---------
             Total           26,220
                           =========

     As of December 31, 2004, remaining contracted payments for vessels acquisitions, all due in 2005, amounted to $86,335.

     In October 2004, Liegh entered into a Memorandum of Agreement for the purchase of the 37,687 DWT, 1984 built, bulk carrier vessel Swift for $11,850. 15% of the purchase price, or $1,778, was paid in November 2004 and the remaining of $10,072, was paid upon the delivery of the vessel in January 2005.

     In November 2004, Pisces entered into a Memorandum of Agreement for the purchase of the 39,697 DWT, 1984 built, bulk carrier vessel Goldmar for $11,920. 10% of the purchase price, or $1,192, was paid in November 2004 and the remaining of $10,728, was paid in late December 2004 as the vessel, was delivered to the Company on January 3, 2005. As of December 31, 2004 that Company had also paid to the sellers $372 representing the cost of inventories on board the vessel on the delivery date. This amount is included in Prepayments and advances in the accompanying 2004 consolidated balance sheet

     In December 2004, Fianna entered into a Memorandum of Agreement for the purchase of the 74,577 DWT, 1998 built, bulk carrier vessel Isminaki for $39,750. 15% of the purchase price, or $5,963, was paid in December 2004 and the remaining of $33,787 was paid upon the delivery of the vessel in February 2005.

     In December 2004, Teagan entered into a Memorandum of Agreement for the purchase of the 69,111 DWT, 1994 built, bulk carrier vessel First Endeavour for $31,250. 15% of the purchase price, or $4,688 was paid in December 2004. The expected delivery date of the vessel is April 2005.

     In December 2004, Snapper entered into a Memorandum of Agreement for the purchase of the 42,552 DWT, 1987 built, bulk carrier vessel Marybelle for $ 17,680. 10% of the purchase price, or $ 1,768, was paid in December 2004. The expected delivery date of the vessel is March 2005.

6.   Vessels, net:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                          Vessel      Accumulated    Net Book
                                           Cost      Depreciation     Value
                                         ----------  -------------  -----------
    Balance, December 31, 2002              18,611        (2,023)       16,588
    - Depreciation for the period                -          (993)        (993)
                                         ----------  -------------  -----------
    Balance, December 31, 2003              18,611        (3,016)       15,595
    - Depreciation for the period                -          (980)        (980)
                                         ----------  -------------  -----------
    Balance, December 31, 2004              18,611        (3,996)       14,615
                                         ==========  =============  ===========

     Vessel cost at December 31, 2003 and 2004 includes $191 of amounts not included in the contract price of the vessels but which are material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2(i).

     At December 31, 2004, three of the Company's vessels were operating under short term time charters and the remaining two were operating under voyage charters.

     All of the Company's vessels, having a total carrying value of $14,615 at December 31, 2004, have been provided as collateral to secure the loans discussed in Note 8. The vessel Holy Island was sold in January 2002, at a gain of $ 569.

     No  depreciation  expense is charged for vessel Lucky Lady (acquired in May
     1999) as its acquisition cost approximates its estimated salvage value. As at December 31, 2003, the vessel Petalis was carried at its salvage value and no depreciation expense was recorded for this vessel in 2004.

     In December 2004, Storler entered into a Memorandum of Agreement for the sale of the vessel Petalis for $5,100. The buyers deposited 15% of the sale price, or $765, in a joint escrow account in December 2004. The carrying amount of the vessel Petalis at December 31, 2004 is $1,008. The delivery of the vessel to the new owners is expected to occur on or about March 7, 2005.

7.   Deferred Charges:

     The unamortized amounts included in the accompanying consolidated balance sheets are analyzed as follows:

                                         Dry-docking
                                         and Special       Financing
                                           Survey            Costs      Total
                                      ---------------   -------------  --------
     Balance, December 31, 2002                1,179             111     1,290
     - Additions                                 951               2       953
     - Amortization for the year               (555)            (39)     (594)
                                      ---------------   -------------  --------
     Balance, December 31, 2003                1,575              74     1,649
       - Additions                               544             265       809
       - Amortization for the year              (733)            (39)     (772)
                                      ---------------   -------------  --------
     Balance, December 31, 2004                1,386             300     1,686
                                      ===============   =============  ========


     The amortization of financing costs is included in interest and finance costs in the accompanying statements of income.

8.   Long-Term Debt:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

         Borrower(s)                                      2003        2004
         -----------
                                                         --------   ---------
   (a)   Becalm and Madlex                                 3,990       2,850
   (b)   Centel, Tortola and Storler                       4,180       3,020
   (c)   Pisces                                                -       7,750
                                                         --------   ---------
         Total                                             8,170      13,620
         Less: Current portion                            (2,300)     (7,870)
                                                         --------   ---------
         Long-term portion                                 5,870       5,750
                                                         ========   =========

     (a) Bank loan for an amount of $5,700, obtained in June 2002 for working capital purposes. The outstanding balance of the loan at December 31, 2004 is repayable in three equal consecutive quarterly installments of $285 each through September 2005, one final installment of $295 in December 2005 and a balloon payment of $1,700 payable together with the final installment. The loan bears interest at LIBOR plus a margin and the interest rate at December 31, 2003 and 2004 was 3.17% and 4.33%, respectively.

     (b) Bank loan for an amount of $5,500, obtained in October 2002 to partially finance the acquisition cost of vessel Lady and for working capital purposes. The outstanding balance of the loan at December 31, 2004 is repayable in four consecutive quarterly installments of $250 each through December 2005 and a balloon payment of $ 2,020 payable together with the last installment. The loan bears interest at LIBOR plus a margin and the interest rate at December 31, 2003 and 2004 was 3.13% and 4.42%, respectively.

     (c) In December 2004, Pisces, Liegh and Snapper entered into a bank loan agreement to partially finance the acquisition cost of vessels Goldmar, Swift and Marybelle, respectively. The aggregate amount of the loan facility will not exceed the lower of (a) $27,000 or (b) 70% of the aggregate market value of the vessels. The outstanding balance of the loan under the loan agreement at December 31, 2004 was used for the acquisition of vessel Goldmar on January 3, 2005, and is repayable in four consecutive quarterly installments of $500 each, followed by twelve consecutive quarterly installments of $337.5 each through December 2008, plus a balloon payment of $ 1,700 payable together with the last installment. The loan bears interest at LIBOR plus a margin and the interest rate at December 31, 2004 was 4.27%. In January 2005, an amount of $7,750 was drawn down under the loan agreement to partially finance the acquisition cost of vessel Swift (Note 18).

     The loans are secured as follows:

     o    First priority mortgage over the Company's  vessels.
     o    Assignments of earnings and insurances of the mortgaged vessels.
     o    Corporate guarantee.

     The loan agreements among others include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay shareholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all risks and maintenance of bank accounts with minimum balances. Furthermore, the vessel - owning subsidiaries are not permitted to pay dividends to Excel Maritime Carriers Ltd. without the lenders' prior consent. The restricted net assets of the vessel - owning subsidaries at December 31, 2004 amounted to $54,141. The Company was in compliance with the covenants at December 31, 2004.

     The annual principal payments required to be made after December 31, 2004, are as follows:

      Year        Amount
      ----        ------
      2005        7,870
      2006        1,350
      2007        1,350
      2008        3,050
               ---------
                 13,620
               =========

     Interest expense for the years ended December 31, 2002, 2003 and 2004 amounted to $449, $395 and $243 respectively, and is included in interest and finance costs in the accompanying consolidated statements of income.

     The weighted average interest rate of the above loans during the years 2002, 2003 and 2004 was 4.02%, 3.20% and 3.44%, respectively.

9.   Accrued Liabilities:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                                   2003      2004
                                                --------  --------
    Interest and other finance costs                 10        85
    Vessels' operating and voyage expenses          628       726
    General and administrative expenses             249       789
                                                --------  --------
              Total                                  887     1,600
                                                ========  ========

10.  Commitments and Contingencies:

     Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

     The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

11.  Common Stock:

     The Company's authorized capital stock consists of (a) 49,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class A shares"), (b) 1,000,000 shares (all in registered form) of common stock, par value $0.01 per share (the "Class B shares") and (c) 5,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The Board of Directors shall have the fullest authority permitted by law to provide by resolution for any voting powers, designations, preferences and relative, participating, optional or other rights of, or any qualifications, limitations or restrictions on, the preferred stock as a class or any series of the preferred stock. The holders of the Class A shares and of the Class B shares are entitled to one vote per share and to 1,000 votes per share, respectively, on each matter requiring the approval of the holders of common stock, however each share of common stock shares in the earnings of the company on an equal basis.

     During 2003, the Company acquired 1,300 Class A and 14 Class B shares of common stock with an average price of $1.15 per share. The aggregate cost of the treasury shares at December 31, 2003 and 2004, of $189 and $189, respectively, is reflected separately in the accompanying balance sheets as treasury stock.

     In December 2004, the Company issued and sold 2,200,000 shares of Class A common stock, registered under its universal shelf registration statement, to institutional investors at $25.00 per share. The net proceeds to the Company totaled $51,451.

12.  Stock-Based Compensation:

     On October 5, 2004, the Company adopted a Stock Option Plan authorizing the issuance and immediate grant of 100,000 options to purchase Class A common shares (the "Plan") to the Company's Chief Executive Officer. Under the terms of the Plan, all stock options granted vest on the third anniversary of the date upon which the option was granted. The options expire on the fifth anniversary of the date upon which the option was granted. The exercise price of the options is the closing price of the Company's common stock at the grant date, less a discount of 15%.

     A summary of the Company's stock option activity is as follows:

                                                   2004
                                    -----------------------------------
                                                     Weighted-average
                                        Shares        exercise price
                                    ---------------  ------------------
   Outstanding at beginning of year              -                   -
   Granted                                 100,000               31.79
   Exercised                                     -                   -
   Forfeited                                     -                   -
   Expired                                       -                   -
                                    ---------------  ------------------
   Outstanding at end of year              100,000               31.79
                                    ===============  ==================
   Options exercisable at year-end               -                   -
                                    ===============  ==================

     The weighted average grant-date fair value of options granted during the year was $27.91. The weighted-average remaining contractual life of options outstanding at December 31, 2004 is 4.76 years.

     The fair value of options granted, which is amortized to the expense over the option's vesting period, is estimated on the grant date using the Black-Scholes-Merton option-pricing model.

     The weighted average assumptions used in determining the fair value of options granted in 2004 were:

     Expected life of option (years)                    3.5
     Risk-Free interest rate                            3.08%
     Expected  volatility  of the Company's stock     112.75%
     Expected  dividend  yield on Company's stock        0.0%

     In 2004, the Company recorded $222 of compensation expense in connection with all stock-based employee compensation awards.

13.  Voyage and Vessel Operating Expenses:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                           2002      2003        2004
                                        ---------  --------   ---------
    Voyage Expenses
    ---------------
    Port charges                           2,829     1,586       1,703
    Bunkers                                3,336     4,145       3,381
    Commissions                              825     1,446       2,923
    Others                                    19       135          93
                                        ---------  --------   ---------
             Total                         7,009     7,312       8,100
                                        =========  ========   =========
    Vessel Operating Expenses
    -------------------------
    Crew wages and related costs           2,527     3,059       3,220
    Insurance                                686       966       1,181
    Repairs, spares and maintenance        1,208     1,363       1,777
    Consumable stores                        744       930       1,077
    Taxes (Note 14)                           31        40          49
    Miscellaneous                            158       171         214
                                        --------- --------     --------
             Total                         5,354     6,529       7,518
                                        =========  ========   =========

14.  Income Taxes:

     Cyprus, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Cyprus, Malta and Liberia, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessels' operating expenses in the accompanying consolidated statements of income.

     Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of the its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Treasury regulations under the Code were promulgated in final form in August 2003.

     These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations will be effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. Since the final regulations only came into force and effect beginning with the calendar year 2005, the Company believes that for 2004 and prior years satisfies the publicly traded requirements of the statute on the basis that more than 50% of the value of its stock, as represented by its Class A shares, are primarily and regularly traded on the American Stock Exchange and, therefore, the Company and its subsidiaries were entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income. Beginning with calendar year 2005, when the final regulations will be in effect, the Company will not satisfy the Publicly-Traded Test because of the voting power rights held by its Class B shares and therefore believes it will not be able to qualify for the Code exemption.

     Excel Maritime Carriers Ltd. is not subject to corporate income taxes on its profits in Liberia because its income is derived from non-Liberian sources. The Company is not subject to corporate income tax in other jurisdictions.

15.  Interest and Finance Costs:

     The amounts in the accompanying consolidated statements of income are analyzed as follows:

                                              2002       2003        2004
                                           --------  ----------  ----------
    Interest on long-term debt                 449         395         243
    Bank charges                                45          39          81
    Amortization and write-off of              234          39          39
    financing fees
                                           --------  ----------  ----------
             Total                             728         473         363
                                           ========  ==========  ==========

16.  Earnings Per Common Share:

     The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The components for the calculation of basic and diluted earnings per share are as follows:


                                          2002           2003         2004
                                          ----           ----         ----
     Income:
     Income available to
       common shareholders             $ 1,089        $ 8,645      $32,050
     Basic earnings per share:
     Weighted average common
       shares outstanding -         11,550,984     11,532,725   11,640,058
       basic
     Diluted earnings per share:
     Weighted average common
       shares outstanding -         11,550,984     11,532,725   11,640,058
       diluted
     Basic earnings per common
       share                            $ 0.09         $ 0.75        $2.75
     Diluted earnings per
       common share                     $ 0.09         $ 0.75        $2.75

     The 2004 diluted earnings per share calculation exclude stock options that are convertible into 100,000 Class A common shares for the year ended December 31, 2004. The exclusion occurs because the exercise price of these instruments was greater than the average market price of the Company's common stock and their inclusion would have been anti-dilutive.

17.  Financial Instruments:

     The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

     (a) Interest rate risk: The Company's interest rates and long-term loan repayment terms are described in Note 8.

     (b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments. The Company does not require collateral from customers from whom amounts are due. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's charterer base and their dispersion across many geographic areas.

     (c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of temporary cash investments and accounts receivable approximate their respective fair values due to the short maturities of these amounts. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

18.  Subsequent Events:

     (a) Purchases of vessels: On January 24, 2005, Ingram signed a Memorandum of Agreement for the purchase of the 45,572 DWT, 1998 built, dry bulk carrier vessel Emerald for an amount of $30,000. The expected delivery date of the vessel is April 2005. On January 28, 2005, the Company made an advance payment (10% of purchase price) of $3,000 and the remaining balance is payable on delivery of the vessel.

          On January 14, 2005, Whitelaw signed a Memorandum of Agreement for the purchase of the 71,504 DWT, 1993 built, dry bulk carrier vessel Birthday for an amount of $32,000. The expected delivery date of the vessel is April 2005. On January 28, 2005, the Company made an advance payment (10% of purchase price) of $3,200 and the remaining balance is payable on delivery of the vessel.

          On February 22, 2005, Castalia signed a Memorandum of Agreement for the purchase of the 38,858 DWT, 1994 built, dry bulk carrier vessel Princess I for an amount of $25,600. The expected delivery date of the vessel is May 2005. On February 25, 2005, the Company made an advance payment (10% of purchase price) of $2,560 and the remaining balance is payable on delivery of the vessel.

     (b) New Credit Facility: On February 16, 2005, Ingram, Whitelaw, Teagan, Fianna and Castalia, concluded a credit facility with a bank, the aggregate amount of which will not exceed the lower of (a) $95,000 or
          (b) 60% of the aggregate market value of the vessels owned by Ingram, Whitelaw, Teagan, Fianna and Castalia. The facility is available until September 30, 2005 and the interest rate on the amounts drawn will be at LIBOR plus a margin. The facility is payable in equal quarterly installments starting three months after the delivery of each vessel, plus a balloon payment at maturity.

     (c) Delivery of vessels and drawdown of loans: On January 3, 2005 the vessel Goldmar discussed in Note 5 was delivered to Pisces.

          On January 24, 2005, the vessel Swift was delivered to Liegh. On January 21, Leigh drew down $7,750 of the bank loan discussed in Note 8(c) and, on the same date, the then outstanding balance of the vessel's purchase price of $10,072 was paid to the sellers.

          On February 22, 2005, the vessel Isminaki was delivered to Fianna. On February 22, 2005 Fianna drew down $23,850 of the credit facility discussed in (b) above and, on the same date, the then outstanding balance of the vessel's purchase price of $33,787 was paid to the sellers.

     (d) Newly Established Wholly Owned Subsidiaries: On January 4, 2005, the Company established Yasmine International Inc. ("Yasmine"). Yasmine was incorporated in the Republic of Liberia. On February 14, 2005, the Company established Barland Holdings Inc. ("Barland"), Fountain Services Ltd. ("Fountain") and Candy Enterprises Inc. ("Candy"). Barland, Fountain and Candy were incorporated in the Republic of Liberia. The above subsidiaries will become the owners of dry bulk carrier vessels to be acquired.

     (e) Termination of the Management Agreement with Excel Management Ltd: On March 2, 2005 the Company's Board of Directors approved, effective January 1, 2005, the termination of the management agreement with Excel Management Ltd. (the "Manager"), which, under the agreement's original terms, would have expired on April 30, 2008. In this respect the Company has agreed to sell to the Manager, as compensation for agreeing to terminate the management agreement and foregoing the fees it would have received under the management agreement, 1.5% of the Company's total outstanding Class A common stock as of March 2, 2005 (205,442 shares of Class A Common Stock with a value of $4,957 based on the March 2, 2005 closing price), subject to dilution protection and restrictions on transferability, for the amount of $2,024.

     (f) Conclusion of Brokering Agreement with Excel Management Ltd.: On March 4, 2005, the Company entered into brokering agreement with Excel Management Ltd. under which Excel Management Ltd. is appointed as the Company's broker to provide services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered. The agreement is effective January 1, 2005 for an initial period of one year and will be automatically extended for successive one year periods, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period.

     (g) Conclusion of a Memorandum of Agreement (Unaudited): On March 7, 2005, Barland, one of the Company's newly established wholly owned subsidiaries, signed a Memorandum of Agreement for the purchase of the 41,524 DWT, 1985 built, dry bulk carrier vessel Attractive for an amount of $15,500.

Schedule I - Condensed Financial Information of Excel Maritime Carriers Ltd.

BALANCE SHEETS
DECEMBER 31, 2003 AND 2004

(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                           2003          2004
                                                        ---------     ---------

ASSETS
------

CURRENT ASSETS:
 Cash and cash equivalents                              $       1     $  51,890
 Investments                                               26,501        58,963
 Prepayments and other                                          1           225

                                                        ---------     ---------

     Total assets                                       $  26,503     $ 111,078
                                                        =========     =========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:
 Intercompany account                                   $  12,197     $  12,628
 Accounts payable                                              32           323
 Accrued liabilities                                          116           246
                                                        ---------     ---------

                                                           12,345        13,197
                                                        ---------     ---------

STOCKHOLDERS' EQUITY:
Preferred Stock, $0.01 par value:
5,000,000 shares authorized, none
issued                                                         --            --
Common stock, $0.01 par value;
49,000,000 Class A shares and
1,000,000 Class B shares authorized;
11,496,153 Class A shares and 114,946 B
Class shares issued and outstanding at
December 31, 2003; 13,696,153 Class A
shares and 114,946 Class B shares issued
and outstanding at December 31, 2004                          116           138
 Additional paid-in capital                                12,086        63,737
 Retained earnings                                          2,078        34,128
                                                        ---------     ---------
                                                           14,280        98,003
Less: Treasury stock, 40,100 Class A
shares                                                       (122)         (122)
                                                        ---------     ---------

     Total stockholders' equity                            14,158        97,881
                                                        ---------     ---------

     Total liabilities and stockholders' equity         $  26,503     $ 111,078
                                                        =========     =========

Schedule I - Condensed Financial Information of Excel Maritime Carriers Ltd.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31 2002, 2003 AND 2004

(Expressed in thousands of U.S. Dollars - except share and per share data)

                                             2002          2003          2004
                                         -----------   -----------   -----------

 REVENUES:
   Equity in net income of
   subsidiaries                          $     1,139   $     8,945   $    32,462
   Interest income                                30            --            70
   Gain on sale of subsidiary                    108            --            --
 EXPENSES:
   Foreign exchange losses                        --            --             2
   General and administrative
   expenses                                      188           300           480
                                         -----------   -----------   -----------
 Net Income                              $     1,089   $     8,645   $    32,050
                                         ===========   ===========   ===========

Earnings per common share, basic         $      0.09   $      0.75   $      2.75
                                         ===========   ===========   ===========

Weighted average number of common
shares, basic                             11,550,984    11,532,725    11,640,058
                                         ===========   ===========   ===========

Earnings per common share, diluted       $      0.09   $      0.75   $      2.75
                                         ===========   ===========   ===========

Weighted average number of common
shares, diluted                           11,550,984    11,532,725    11,640,058
                                         ===========   ===========   ===========

Schedule I - Condensed Financial Information of Excel Maritime Carriers Ltd.

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31 2002, 2003 AND 2004

(Expressed in thousands of U.S. Dollars - except share and per share data)

                                                Common Stock
                                              -----------------
                                                                                          Accumu-
                                                                                          lated
                                                                                          Other
                                   Compre-                                                Comprehen-                     Total
                                   hensive                       Additional               sive                 Treas-    Stock-
                                   Income        # of      Par    Paid-in     Retained    Income                ury      holders'
                                   (Loss)       Shares    Value   Capital     Earnings    (Loss)      Total     Stock    Equity
                                  --------    ----------   ----   --------    --------    -------    -------    -----   --------
BALANCE, December 31, 2001                    11,611,099   $116   $ 12,086    $ 18,542    $(1,502)    29,242    (122)   $ 29,120
     - Net income                    1,089            --     --         --       1,089         --      1,089      --       1,089
     - Cumulative translation
       adjustments relating to
       subsidiary disposed of       (1,502)           --     --         --      (1,502)     1,502         --      --          --
     - Dividends paid
       ($2.15 per share)                --            --     --         --     (24,696)        --    (24,696)     --     (24,696)
                                  --------
     Comprehensive income         $   (413)
                                  ========
                                              ----------   ----   --------    --------    -------    -------    ----    --------
BALANCE, December 31, 2002                    11,611,099   $116   $ 12,086    $ (6,567)   $    --      5,635    (122)   $  5,513

     - Net income                    8,645            --     --         --       8,645         --      8,645      --       8,645
                                  --------
     Comprehensive income         $  8,645
                                  ========
                                              ----------   ----   --------    --------    -------    -------    ----    --------
BALANCE, December 31, 2003                    11,611,099   $116   $ 12,086    $  2,078    $    --     14,280    (122)   $ 14,158

     - Net income                   32,050            --     --         --      32,050         --     32,050      --      32,050
     - Issuance of common stock         --     2,200,000     22     54,978          --         --     55,000      --      55,000
     - Expenses relating to the
       issuance of common stock         --            --     --     (3,549)         --         --     (3,549)     --      (3,549)
     - Stock-based compensation
       expense                                        --     --        222          --         --        222      --        222
                                  --------
     Comprehensive income         $ 32,050
                                  ========
                                              ----------   ----   --------    --------    -------    -------    ----    --------
BALANCE, December 31, 2004                    13,811,099   $138   $ 63,737    $ 34,128    $    --     98,003    (122)   $ 97,881
                                              ==========   ====   ========    ========    =======    =======    ====    ========

Schedule I - Condensed Financial Information of Excel Maritime Carriers Ltd.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31 2002, 2003 AND 2004

(Expressed in thousands of U.S. Dollars)

                                                 2002        2003       2004
                                               --------    -------    --------

Cash Flows from Operating Activities:

     Net income                                $  1,089    $ 8,645    $ 32,050
     Adjustments to reconcile net
     income (loss) to net cash
     provided by operating
     activities:
        Undistributed earnings of
        subsidiaries                             (1,139)    (8,945)    (32,462)
        Stock-based  compensation
        expense                                      --         --         222
     Increase (Decrease) in:
        Prepayments and other                        (1)        --        (224)
        Intercompany account                      4,653      3,777         431
        Accounts payable                             (7)        (1)        291
        Accrued liabilities                          79         --         130
                                               --------    -------    --------

Net Cash from Operating Activities                4,674      3,476         438
                                               --------    -------    --------

Cash Flows from Investing Activities:
     Proceeds from sale of subsidiary            21,200         --          --
     Disposal of subsidiary, net
     of cash disposed of                         (4,666)        --          --
                                               --------    -------    --------

Net Cash from in Investing Activities            16,534         --          --
                                               --------    -------    --------

Cash Flows from Financing Activities:
     Proceeds of long-term debt                   7,089        --           --
     Payments of long-term debt                  (3,589)    (3,500)         --
     Issuance of common stock                        --         --      51,451
     Dividends paid                             (24,696)        --          --
                                               --------    -------    --------

Net Cash from (used in) Financing Activities    (21,196)    (3,500)     51,451
                                               --------    -------    --------

Net increase (decrease) in cash
and cash equivalents                                 12        (24)     51,889
Cash and cash equivalents at
beginning of year                                    13         25           1
                                               --------    -------    --------

Cash and cash equivalents at end
of year                                        $     25    $     1    $ 51,890
                                               ========    =======    ========

Schedule I - Condensed Financial Information of Excel Maritime Carriers Ltd.

In the Parent Company only financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Company, during the years ended December 31, 2002, 2003 and 2004, received cash dividends of $0, $0, $0, respectively. The Parent Company only financial statements should be read in conjunction with the Company's consolidated financial statements.

02545-0001 #552655